Exhibit 21.1
Subsidiaries of Quicksilver Gas Services LP

Name	State of Organization
Quicksilver Gas Services Operating LLC	Delaware
Quicksilver Gas Services Operating GP LLC	Delaware
Cowtown Pipeline Partners L.P.*	Texas
Cowtown Gas Processing Partners L.P.*	Texas

*	Following completion of the transactions contemplated in the prospectus.